UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):February 4, 2022

SECOND SIGHT MEDICAL PRODUCTS, INC.

(Exact Name of Registrant as Specified in its Charter)

California	001-36747	02-0692322
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

	13170 Telfair Ave Sylmar, California	91342
	(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (818) 833-5000

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock Warrants	EYES EYESW	Nasdaq Nasdaq

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On February 4, 2022, Second Sight Medical Products, Inc. (the “Company”) entered into the agreement and plan of merger (the “Merger Agreement”) with Nano Precision Medical, Inc., a California corporation (“NPM”), and, upon and subject to the execution of a joinder, NPM Acquisition Corp., a California corporation and a wholly-owned subsidiary of the Company (“Merger Sub”). As of the date of this Current Report on Form 8-K, the Company filed Merger Sub’s formation documents with the Secretary of State of the State of California, but the latter has not processed the formation documents. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, NPM will merge with and into Merger Sub (the “Merger”), and upon consummation of the Merger, Merger Sub will cease to exist and NPM will become a wholly-owned subsidiary of the Company. Upon completion of the Merger and subject to shareholder approval, the Company will change its name as the Company and NPM may agree in the future and change its trading symbol as NPM requests in writing following consultation with Nasdaq.

Subject to the terms and conditions of the Merger Agreement, which has been unanimously approved by the board of directors of the Company (the “Board”) and the board of directors of NPM, if the Merger is completed, the securities of NPM will be converted into the right to receive an aggregate of approximately 134,349,464 of shares of the Company’s common stock (the “Merger Shares”) representing approximately 77.32% of the total issued and outstanding shares of common stock of the Company on a fully converted basis, including, without limitation, giving effect to the conversion of all options, warrants, and any and all other convertible securities.

As a result of the Merger, at the Effective Time (as defined in the Merger Agreement) and without any further action on the part of the parties to the Merger Agreement or any shareholders of NPM, the following transactions will occur subject to the conditions set forth in the Merger Agreement:

(i)	any shares of common stock, no par value per share, of NPM (“NPM Capital Stock”) held as treasury stock prior to the Effective Time shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;
(ii)	any shares of NPM Capital Stock held by the Company or Merger Sub prior to the Effective Time shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;
(iii)	the following securities of each NPM securityholder will be converted into the right to receive the Pro Rata Portion (as defined in the Merger Agreement) of the Merger Shares, provided, however, that no fractional shares of the Company will be issued as a result of the Merger: (x) the aggregate number of issued and outstanding shares of NPM Capital Stock prior to the Effective Time; (y) the aggregate number shares of NPM Capital Stock issuable upon the exercise of all NPM stock options outstanding as of immediately prior to the Effective Time, as if exercised by means of a net cashless exercise and subject to the assumptions under the Merger Agreement; and (z) the aggregate number of shares of NPM Capital Stock issuable upon exercise of NPM warrants outstanding as of immediately prior to the Effective Time that are converted into the right to acquire securities of the Company in accordance with their terms and subject to the assumptions under the Merger Agreement, provided that each NPM stock option that is outstanding shall be cancelled and the Company will assume and/or issue in exchange a Company’s replacement stock option, under its then effective Equity incentive plan(s) of the Company. In the event that any such NPM stock option is unable to be so cancelled, the parties of the Merger Agreement shall negotiate in good faith and use commercially reasonable efforts to mutually agree as promptly as practicable to such amendments to the Merger Agreement as are necessary to reflect an assumption, exchange, or similar accommodation, provided that such assumption, exchange or similar accommodation shall be reasonably satisfactory to each party of the Merger Agreement;

(iv)	it is anticipated that outstanding NPM warrants will have been “net” exercised prior to the closing in exchange for shares of NPM Capital Stock in accordance with their terms and shall no longer be outstanding and shall automatically be cancelled, extinguished, and retired and shall cease to exist, provided, however, that in the event that any such NPM warrants are not so exercised, to the extent that by their terms they do not continue to represent the right to acquire securities of the Company on comparable terms to those of NPM warrants, then the parties of the Merger Agreement shall negotiate in good faith and use commercially reasonable efforts to mutually agree as promptly as practicable to such amendments the Merger Agreement as are necessary to reflect an assumption, exchange or similar accommodation for such NPM warrants, provided that such assumption, exchange or similar accommodation shall be reasonably satisfactory to each party of the Merger Agreement; and
(v)	each share of common stock, no par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid, and nonassessable share of NPM Capital Stock.

The Merger Agreement also contemplates that the Company, as promptly as practicable following the receipt of the Required Financial Statements (as defined in the Merger Agreement), will prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) in connection with the registration of Merger Shares in which registration statement a proxy statement soliciting proxies from the Company’s shareholders in favor of the following proposals shall be included:

(i)	the adoption and approval of the transactions contemplated by the Merger Agreement;
(ii)	the adoption and approval of the issuance of the Merger Shares;
(iii)	the adoption and approval of the amendment to the Company’s articles of incorporation and bylaws (to the extent necessary to effect the Merger Agreement and the entirety of transactions contemplated therein); and
(iv)	the adoption and approval of any other proposal including (x) the adjournment proposal and (y) any proposal in connection with amendments of then-existing or approval of new equity incentive plan(s) including a performance equity plan authorizing the issuance of 35,000,000 shares of common stock of the Company, as reasonably necessary to consummate the Merger Agreement.

The Merger Agreement contains customary representations, warranties, and covenants made by each of the Company and NPM, including, inter alia, covenants by each party to (i) continue conducting its respective businesses in the ordinary course, consistent with past practice during the interim period between the execution of the Merger Agreement and consummation of the Merger, (ii) not engage in certain specified kinds of transactions during that period, and (iii) unless the Merger Agreement is validly terminated, hold a meeting of its shareholders to vote upon the transactions contemplated therein following the effectiveness of the Registration Statement.

The consummation of the Merger is subject to certain conditions, including (i) the approval and adoption of the Merger Agreement and the transactions contemplated therein by NPM shareholders, (ii) the approval of the issuance of the Merger Shares and other aforementioned proposals by the Company’s shareholders, (iii) the effectiveness of the Registration Statement, (iv) no material adverse effect, (v) the Company’s receipt of an opinion of a reputable financial adviser of national standing that based upon and subject to the qualifications and assumptions set forth therein, the issuance of the Merger Shares is fair, from a financial point of view, to the Company’s shareholders, (vi) execution of certain lock-up agreements by the management and certain shareholders of NPM, and (vii) other customary conditions.

The Company and NPM have agreed that, during the period commencing upon the execution of the Merger Agreement and ending at the earlier of the date of termination of the Merger Agreement and the Effective Time, the Company and NPM will be subject to “non-solicitation” restrictions and will not, subject to certain exceptions set forth in the Merger Agreement including but not limited to those exceptions connected to superior proposals, (i) initiate, solicit, seek or knowingly encourage or support any inquiries, proposals or offers relating to alternative acquisition transactions, (ii) engage in discussions or negotiations regarding, or provide any non-public information in connection with, alternative business combination transactions with third parties, or (iii) enter any letter of intent, definitive agreement, or other similar type of arrangement requiring the respective party to abandon, terminate or fail to consummate the Merger.

In connection with the Merger Agreement, the parties are expected to establish an integration committee composed of senior executive officers of NPM and the Company, principally responsible for integration matters relating to the Merger and shall be responsible for proposing recommendations in connection with the integration of the Company and the NPM and their respective businesses, assets, and organizations.

Post-Closing Governance

It is anticipated that at and immediately after the Effective Time, the Board will be comprised of five (5) directors, consisting of Adam Mendelsohn, Aaron Mendelsohn, Dean Baker, Gregg Williams, and Alexandra Larson. It is further anticipated, following the consummation of the Merger, Adam Mendelsohn will serve as chief executive officer of the combined company, and Brigid Makes will serve as chief financial officer. Adam Mendelsohn is the son of Aaron Mendelsohn.

The Interest of Certain Directors

Three of the Company’s directors, Gregg Williams, Aaron Mendelsohn, and Dean Baker are also directors of NPM and also have substantial investments and financial interests in NPM.

SAFE Agreement to advance $8 Million

On February 4, 2022, the Company and NPM entered into an agreement (“SAFE”) whereby the Company would provide to NPM pending closing of the Merger an investment advance of $8 million which effective upon the termination date of the Merger Agreement without completion of the Merger will result in NPM’s issuing to the Company that number of shares of NPM Capital Stock which following that issuance will equal not less than 2.133% of the issued and outstanding shares of NPM Capital Stock assuming exercise or conversion of all outstanding vested and unvested options, warrants, and convertible securities. In the event NPM completes an equity financing at a lower valuation, the Company may be eligible to receive additional shares of NPM Capital Stock as set forth in the SAFE. If the Merger is completed, the SAFE will terminate.

Termination

Either NPM or the Company may terminate the Merger Agreement if, among certain other circumstances, (i) the Merger has not become effective on or before June 30, 2022 (subject to certain extensions until September 30, 2022), (ii) NPM’s shareholders fail to approve and adopt the Merger Agreement and the Combination, or the Company’s shareholders fail to approve the issuance of the Merger Shares and/or the adoption of other proposal necessary for the consummation of the Merger; (iii) to allow such party to enter into a definitive agreement for an alternative business combination transaction that constitutes a “superior offer.”

The Merger Agreement provides for the payment of a “termination fee” upon the termination of the Merger Agreement in specified circumstances. If the Merger Agreement is terminated by NPM by reason that the aggregate amount of cash, cash equivalents, and marketable securities of the Company and Merger Sub, less amounts of any advances made to NPM, as of immediately prior to the closing of the Merger is less than $64,000,000, then the Company will be obligated to pay to the NPM the sum of $1 million in cash, within 30 days after the termination of the Merger Agreement. In the event, this Agreement is terminated by NPM as a result of an adverse change in the recommendation of the Company’s Board or entering certain competing acquisition arrangements by the Company, the Company will be obligated to pay a termination fee of $5 million within 30 days after such termination. Analogously, in the event, this Agreement is terminated by the Company as a result of entering certain competing acquisition arrangements by NPM, the latter will be obligated to pay a termination fee of $5 million within 30 days after such termination.

The foregoing description of the Merger Agreement and SAFE does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and is incorporated by reference herein, and by the full text of the SAFE, a copy of which is filed as Exhibit 10.1 hereto, and is incorporated by reference herein. The Merger Agreement and the SAFE have been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or NPM. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by each of the Company and NPM to each other in connection with the execution of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Company and NPM rather than establishing matters as facts and were made only as of the date of the Merger Agreement (or such other date or dates as may be specified in the Merger Agreement). Accordingly, the representations and warranties in the Merger Agreement should not be relied on as a characterization of the actual state of facts about the Company or NPM. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the public disclosures of the Company.

Item 7.01 Regulation FD Disclosure.

On February 7, 2022, the Company and NPM issued a joint press release announcing the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Additionally, in connection with the announcement, the Company and NPM will host an investor presentation on Tuesday, February 8, 2022, at 9:00 am EST to discuss the Merger. Shareholders and other interested parties may participate in the conference call by dialing 1-877-407-9208 (U.S. Toll-Free) or 1-201-493-6784 (International) a few minutes before 9:00 a.m. ET start time. The presentation materials are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

Forward-Looking Statements

Statements contained herein that are not historical facts may be considered forward-looking statements under federal securities laws and may be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the proposed Merger and the outlook of the future business and financial performance if the Merger is consummated. Such forward-looking statements are based on the current beliefs of the Company’s and NPM’s respective management as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Actual outcomes and results may vary materially from these forward-looking statements based on a variety of risks and uncertainties including: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the inability to obtain Company’s or NPM’s respective shareholder approval or the failure to satisfy other conditions to completion of the proposed Merger on a timely basis or at all; risks that the proposed Merger disrupts each company’s current plans and operations; the diversion of the attention of the respective management teams of Company and NPM from their respective ongoing business operations; the ability of either Company, NPM, or the combined company to retain key personnel; the ability to realize the benefits of the proposed Merger; the ability to successfully integrate NPM’s business with Company’s business or to integrate the businesses within the anticipated timeframe; the outcome of any legal proceedings that may be instituted against Company, NPM, or others following announcement of the proposed Merger; the amount of the costs, fees, expenses and charges related to the proposed Merger; the uncertainty of the impact of the COVID-19 pandemic and measures taken in response thereto; the effect of economic, market, or business conditions, including competition, consumer demand and the discretionary spending patterns of customers, or changes in such conditions, have on Company’s, NPM’s and the combined company’s operations, revenue, cash flow, operating expenses, employee hiring and retention, relationships with business partners, customer engagement, and retention and growth; the impact of changes in interest rates by the Federal Reserve and other central banks; the impact of potential inflation; and risks relating to the market value of Company’s common stock to be issued in the proposed Merger.

Other important factors and information are contained in Company’s most recent Annual Report on Form 10-K, including the risks summarized in the section entitled “Risk Factors,” Company’s most recent Quarterly Report on Form 10-Q, and Company’s other filings with the SEC, which can be accessed at www.sec.gov. All forward-looking statements are qualified by these cautionary statements and apply only as of the date they are made. Neither Company nor NPM undertakes any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

This communication relates to a proposed business combination of Company and NPM that will become the subject of a Registration Statement on Form S-4 to be filed by the Company with the SEC, which will include a proxy statement/prospectus. The Registration Statement on Form S-4, including the proxy statement/prospectus, will provide full details of the proposed Merger and the attendant benefits and risks. This communication is not a substitute for the registration statement on Form S-4, including the proxy statement/prospectus, or any other document that Company may file with the SEC or send to their respective shareholders in connection with the proposed Merger. Investors and security holders are urged to read the registration statement on Form S-4, including the definitive proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to Company’s or NPM’s shareholders as they become available because they will contain important information about the proposed Merger. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Company’s Investor Relations department at investors@secondsight.com.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company and its respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed business combination. Information about the Company’s directors and executive officers is available in the Company’s Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement on Form S-4, including the proxy statement/prospectus, and all other relevant materials to be filed with the SEC regarding the proposed Merger when they become available. Investors should read the registration statement on Form S-4, including the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Item 9.01 Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description

2.1*	Merger Agreement dated February 4, 2022
10.1	SAFE Agreement dated February 4, 2022
99.1	Joint Press Release dated February 7, 2022
99.2	Joint Investor Presentation dated February 7, 2022
104	The cover page of this Current Report on Form 8-K, formatted in Inline XBRL

*        Certain schedules, exhibits, and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish copies of such omitted materials supplementally upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SECOND SIGHT MEDICAL PRODUCTS, INC.

Date: February 7, 2022	By:	/s/ Scott Dunbar
Scott Dunbar
Acting Chief Executive Officer